

News Release – June 1, 2006

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: June 1, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On May 31, 2006, Jan A Vestrum, President and Chief Executive Officer of Crew undertook the following transactions:

  i.   Mr Vestrum bought 777,778 shares in Crew at NOK 10.77 by way of the fulfilment of a previously announced forward contract, sold 777,778 shares in Crew at NOK 13.40 and bought 778,778 shares in Crew at 13.59 by way of a new forward contract with maturity August 29, 2006.

  ii.   Mr Vestrum bought 14 convertible bonds of NOK 500,000 each (representing a total of 636,364 shares) at a price of 118.87 by way of the fulfilment of a previously announced forward contract, sold these bonds at a price of 118.87and bought 14 convertible bonds of NOK 500,000 each, at a price og 120.60 by way of a new forward contract with maturity August 29, 2006.

Mr Vestrum's total exposure is 11,599,042 Crew shares, including common shares, convertible bonds, forward contracts and options.

Jan A Vestrum
President & CEO